Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
Bioventus Inc.	Delaware
Bioventus LLC	Delaware
Bioventus Holdings LLC (1)	North Carolina
Bioventus Coöperatief U.A.(2)	The Netherlands
Bioventus Canada, Ulc (3)	British Columbia
Bioventus Germany GmbH (3)	Germany
Bioventus UK, Ltd (3)	United Kingdom
Misonix LLC (1)	Delaware
Misonix OpCo, LLC (4)	Delaware
Solsys Medical, LLC (4)	Delaware
Perseus Intermediate, Inc. (1)	Delaware
Bioness Inc. (5)	Delaware

(1)	Wholly owned subsidiary of Bioventus LLC
(2)	Joint partnership between Bioventus LLC and Bioventus Holdings LLC
(3)	Wholly owned subsidiary of Bioventus Coöperatief U.A.
(4)	Wholly owned subsidiary of Misonix LLC
(5)	Wholly owned subsidiary of Perseus Intermediate, Inc.